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                                                                    EXHIBIT 10.9


January 16, 1998



Arvind Peter Relan
2472 Whitney Drive
Mountain View, Ca. 94043

Dear Peter:

We are very pleased to extend you an offer to serve as the Senior Vice President, Software Development, for Intelligent Systems for Retail, Inc. ("ISR").

We at ISR believe that your skills, experience, and personal attributes will enable us to be a leader in the development of this internet commerce company.

This letter serves as an offer of employment to you from ISR. The terms of the offer supersede all prior oral and written communications between you and ISR or any representative thereof. If the terms below are acceptable, please sign and return one copy of the letter before Friday, January 16th, 1:00 PM to accept our offer of employment.

POSITION

Your job title will be Senior Vice President, Software Development.

EFFECTIVE DATE

Your first date to report to work at ISR, 1241 E. Hillsdale Blvd., Suite 210, Foster City, CA 94404, will be February 16, 1998.

DUTIES

You will report to Louis Borders, President & CEO of ISR. Your primary responsibility will be to lead ISR's software development efforts. You will also be a member of the Executive Team with responsibility for determining the long term direction and goals of ISR and for developing strategies and tactics to meet those goals, along with all other duties as assigned.


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SALARY

Your salary shall be $16,667 per month. Payroll periods occur once every two weeks. Your salary shall be reviewed each January on an annual basis in accordance with review procedures established by the ISR Associate Handbook. In addition, you will receive a "sign-on" bonus of $7,692.31, payable within two weeks of your date-of-hire.

At any time prior to June 2, 1998, by written notice to ISR, you may elect to reduce your future salary to $12,500 per month from $16,667 per month. If you make such election, you will be granted an additional option to purchase 25,000 shares of Common Stock at an exercise price equal to the fair market value (not to exceed 15% of the Preferred Stock price) of the Common Stock at the date of grant. The vesting schedule and other terms of the option will be the same as those for your 638,000 share grant.

INCENTIVE PLAN

You shall be granted an incentive stock option (the "Option") to purchase 638,000 shares (approximately 3.7% of the total of Preferred Shares outstanding, Common Shares outstanding and stock option pool) of ISR's common stock at an exercise price equal to $.15. The Option shall vest at the rate of 25% of the shares subject to Option at the end of twelve months and at the rate of 6.25% of the shares subject to Option each three months thereafter, so that 100% of the Option shall be vested after four years, subject to your continued full-time employment with ISR as of each vesting date. Except as specified herein, the Option is in all respects subject to the terms and conditions of the 1997 Stock Plan (the "Stock Plan") and standard form of option agreement (the "Option Agreement").

In the event that your employment with ISR is terminated for any reason following the date of your second anniversary as an employee of ISR or for 30 days after such termination, upon written notice to ISR, ISR will at ISR's choice either (i) pay to you a lump sum amount of $3.0 million OR (ii) accelerate the vesting of all of the options to purchase 663,000 shares (including the 25,000 shares which may be granted to you upon the salary reduction described herein), in which case the options shall remain exercisable for a period of 30 days thereafter (following which they shall terminate).

Beginning on the first anniversary of your employment with ISR, you shall have the right to cause ISR to purchase up to 159,500 shares of your Common Stock at a price of $4.39 per share. You must exercise such right on or prior to the date which is 30 days following the second anniversary of your employment with ISR. In addition, beginning on the second anniversary of your employment with ISR, you shall have the right to cause ISR to purchase up to an additional 159,500 shares of your Common Stock at a price of $4.39 per share. You must exercise such right on or prior to the date which is 30 days following the second anniversary of your employment with ISR.


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In the event that ISR does not purchase shares offered for purchase pursuant to this paragraph within 30 days following written request for such purchase, then Louis H. Borders agrees to purchase such shares on equivalent terms within 30 days (the "Personal Guarantee").

In the event that you do not exercise any of your rights to sell shares to ISR as contemplated by the previous paragraph, ISR agrees to loan you up to $500,000. You may exercise your right to such loan on or prior to the date which is 30 days following the first anniversary of your employment with ISR. Any such loan (i) shall bear interest at the minimum rate necessary to avoid imputed interest pursuant to the Internal Revenue Code of 1986, (ii) shall have interest payable quarterly until loan principal is due, (iii) shall be payable in full upon the first to occur of the second anniversary of the date of the loan or 90 days following the termination of your employment for any reason, and (iv) shall be secured by 113,929 shares of ISR Common Stock held by you.

All of the options to be granted to you hereunder shall include an "early exercise" provision so that the options may be exercised for cash prior to the time they are vested provided that you execute a restricted stock purchase agreement with ISR, in a form acceptable to both parties, providing ISR with the right to repurchase your unvested shares at their original cost upon the termination of your employment, or upon such other price and terms as provided in this letter.

You shall also have the right to participate in future sales of Preferred Stock by ISR to investors up to a maximum amount of $200,000 for each round of financing. ISR will give you notice of such future financings and you must exercise your right to participate no later than 10 days prior to the anticipated closing date of the financing. The per share purchase price and the other terms of your participation in such financing shall be substantially the same as the other investors. This right shall terminate upon the first to occur of (i) the termination of your employment with ISR for any reason and (ii) the day prior to the closing of the initial public offering of ISR's stock.

BENEFITS

You will receive the standard benefits for full-time Associates at ISR. These standard benefits are listed and explained in the ISR Associate Handbook, administered via TriNet Employer Group. A copy of the policies and benefits section of the handbook will be provided for your information.

In lieu of the standard health benefits through October 31, 1998, ISR agrees to reimburse you for your COBRA related expenses to purchase health insurance through October 31, 1998.


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In addition, ISR makes available a 401(k) plan to all employees at the beginning of the month following Employee's date of hire. Eligible Employees may elect to contribute up to 15% of their salary to the 401(k) plan, subject to the legal maximum per year. The company will match 100% of the first $500 and 25% thereafter up to a maximum Employer match of $2,000 per year of qualifying Employee contributions. Further details will be provided in the 401(k) Plan Handbook at the time of enrollment.

NON-DISCRIMINATION

ISR is an equal-opportunity employer, and will not discriminate against its employees or applicants in any employment decision or practice because of race, color, religion, sex, national origin, marital status, pregnancy, age, ancestry, physical handicaps, or medical condition.

PROPRIETARY INFORMATION

You will be required, as a condition of employment, to sign a Proprietary Information Agreement. A sample Proprietary Information Agreement is attached hereto.

OUTSIDE WORK

All ISR Associates are expected to devote their full energies, efforts, and abilities to their employment. Accordingly, full-time Associates are not permitted to accept outside employment on a full-time basis without first obtaining their supervisor's written approval.

AT-WILL EMPLOYMENT

The relationship between you and ISR will be for an unspecified term and will be considered at will. No employment contract is created by the existence of any policy, rule or procedure in the ISR Associate Handbook, any ISR document, or any verbal statements made to you by representatives of ISR. Consequently, the employment relationship between you and ISR can be terminated at will, either by you or ISR, with or without cause or advance notice.

In the event that your employment with ISR is terminated without cause, ISR agrees that you will receive six months salary and benefits as severance. In addition, ISR agrees to pay you any reduction in salary that resulted from your election to increase your stock option plan by 25,000, to the extent that the value of these 25,000 options do not cover the reduction in salary.


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PERSONNEL POLICIES

ISR has an Associate Handbook. Employees are expected to be familiar with and comply with the policies set forth in the Associate Handbook.

This offer is contingent on compliance with the Immigration Reform and Control Act of 1986, which requires the company to verify that each employee hired is legally entitled to work in the United States. Enclosed is a copy of the Employment Verification form I-9, with instructions, as required by such act. Please review and execute this document and be prepared to bring the appropriate documentation on the day you first report to work.

We look forward to your favorable consideration of this offer and to the commencement of a long and rewarding relationship.

Please sign this offer letter and hand deliver or return by FAX.

Sincerely,




Louis H. Borders
President & CEO


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I hereby acknowledge that I have reviewed the terms and conditions of this offer of employment and have had the opportunity to consult with counsel. I hereby accept the offer of employment upon the terms and conditions contained in this letter.



Accepted: /S/ ARVIND PETER RELAN                   Date: February 2, 1998
          ----------------------------------             ----------------
              Arvind Peter Relan





I, Louis H. Borders, will execute a formal agreement (in a form mutually satisfactory to me and to Mr. Relan) to replace the Personal Guarantee, but execution of a formal agreement is not a condition of this obligation. I represent that I have assets available to satisfy this guarantee which have a fair market value of not less than $10 million.

Accepted: /S/ LOUIS H. BORDERS                           Date: February 2, 1998
          -------------------------------------------         ------------------
           Louis H. Borders (personally as to the
           Personal Guarantee and as to the immediately
           preceding paragraph.)


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